Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Profit Sharing Trust Committee

NVR, Inc. and Affiliated Companies:

We consent to the incorporation by reference in the registration statements (Nos. 333-29241 and 333-82756) on Form S-8 of NVR, Inc. of our report dated June 10, 2005, with respect to the statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies.

/s/ KPMG LLP
KPMG LLP

McLean, VA

June 24, 2005